UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-212376

Commission File Number: 333-153771

MERRILL LYNCH & CO., INC. 401(k) SAVINGS & INVESTMENT PLAN

(Exact name of registrant as specified in its charter)

Bank of America Corporate Center

100 North Tryon Street

Charlotte, North Carolina 28255

(704) 386-5681

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests in the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of records as of the certification date: None1

Pursuant to the requirements of the Securities Exchange Act of 1934, The Bank of America 401(k) Plan, as successor in interest to the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 20, 2019	THE BANK OF AMERICA 401(k) PLAN, as successor in interest to the MERRILL LYNCH & CO., INC. 401(k) SAVINGS & INVESTMENT PLAN

	By:	/s/ Cheryl Lynn H. Cooper
Cheryl Lynn H. Cooper
Senior Vice President, Manager
Retirement Service Delivery
Bank of America Corporation

[1]

Effective December 31, 2018, the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan was merged with and into The Bank of America 401(k) Plan, with The Bank of America 401(k) Plan as the surviving plan. As a result, the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan ceased to exist, and the interests in the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan no longer exist. This Form 15 has been filed to suspend the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended.